FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed first quarter results ended December 2012, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute"forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect","intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

- the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including rawmaterial, energy and employee costs, and pricing);

- the impact on the business of the global economic downturn;

- unanticipated production disruptions (including as a result of planned or unexpected power outages);

- changes in environmental, tax and other laws and regulations;

- adverse changes in the markets for the Group's products;

- the emergence of new technologies and changes in consumer trends including increased preferences for digital media;

- consequences of the Group's leverage, including as a result of adverse changes in credit markets that affect the Group's ability to raise capital when needed;

- adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;

- the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives (including dissolving wood pulp conversion projects), and achieving expected savings and synergies; and

- currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20- F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.



sappi

First Quarter **results** for the period ended December 2012

Form S-8 version

sappi

Inspired by life

1st quarter results

Sappi works closely with customers, both direct and indirect, in over 100 countries to provide them with relevant and sustainable paper, paper-pulp and dissolving wood pulp products and related services and innovations.

Our market-leading range of paper products includes: coated fine papers used by printers, publishers and corporate end-users in the production of books, brochures, magazines, catalogues, direct mail and many other print applications; casting release papers used by suppliers to the fashion, textiles, automobile and household industries; and in our Southern African region, newsprint, uncoated graphic and business papers, premium-quality packaging papers, paper-grade pulp and dissolving wood pulp.

Our dissolving wood pulp products are used worldwide by converters to create viscose fibre, acetate tow, pharmaceutical products as well as a wide range of consumer products.

The pulp needed for our products is either produced within Sappi or bought from accredited suppliers. Across the group, Sappi is close to 'pulp neutral', meaning that we sell almost as much pulp as we buy.

Sales by source*



- North America
- Europe
- Southern Africa

Sales by destination*



- North America
- Europe
- Southern Africa
- Asia and other

Sales by product group*



- Coated paper
- Uncoated paper
- Speciality paper
- Commodity paper
- Dissolving wood pulp
- Paper pulp
- Other

* for the period ended December 2012

Cover picture
The picture depicts viscose clothing. Viscose clothing is made from one of our specialised cellulose products. Viscose staple fibre is a biodegradable product, with breathability and moisture absorbency properties, ideal for use in clothing.

sappi
Inspired by life

Financial summary for the quarter

- Profit for the period US$17 million (Q1 2012 US$45 million)

- EPS 3 US cents (Q1 2012 9 US cents)

- Operating profit US$70 million (Q1 2012 US$107 million)

- Operating profit excluding special items US$73 million
  (Q1 2012 US$100 million)

- Net finance costs of US$42 million (Q1 2012 US$54 million)

- Interest-bearing borrowings (including bank overdrafts) less cash
  and cash equivalents ('net debt') US$2,095 million
  (Q1 2012 US$2,175 million)

	Quarter ended		
	Dec 2012	Dec 2011	Sept 2012
Key figures: (US$ million)			
Sales	**1,475**	1,585	1,585
Operating profit	**70**	107	160
Special items – losses (gains)[1]	**3**	(7)	(42)
Operating profit excluding special items[2]	**73**	100	118
EBITDA excluding special items[2]	**162**	194	211
Profit for the period	**17**	45	107
Basic earnings per share (US cents)	**3**	9	21
Key ratios: (%)			
Operating profit to sales	**4.8**	6.8	10.1
Operating profit excluding special items to sales	**5.0**	6.3	7.4
EBITDA excluding special items to sales	**11.0**	12.2	13.3
Net asset value per share (US cents)	**290**	291	293

(1) Refer to note 9 for details on special items.

(2) Refer to note 9 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items
to segment operating profit, and profit for the period.

Commentary on the quarter

The group operating profit of US$70 million for the quarter was impacted by generally lower selling prices for pulp and paper.

The North American business achieved a good result, with slightly weaker than expected performance in our Southern African and European businesses. In Europe, the operating and sales achievements were ahead of the market, which remains challenging and where conditions worsened during the quarter. Lower pricing across all graphic paper grades led to lower profitability for the European paper business. In South Africa, the impact of lower dissolving wood pulp prices compared to the equivalent quarter in the prior year combined with the three-week road transport strike negatively affected the result. However, volume and pricing momentum picked up towards the end of the quarter.

NBSK pulp prices, to which most of our paper pulp and dissolving wood pulp sales are linked, increased during the quarter from the recent lows reached at the end of September 2012. Average NBSK prices were essentially flat compared to the prior quarter and were approximately US$90 per ton lower than in the equivalent quarter last year. Hardwood pulp prices were significantly higher than the equivalent quarter last year, which negatively affected our European operations as they are significant buyers of hardwood pulp. The prices of other major inputs such as energy, wood and chemicals were generally lower than in the equivalent quarter last year with the exception of the Southern African business.

There were no major special items for the quarter. The charge to special items of US$3 million included a positive plantation fair value price adjustment of US$8 million and a restructuring provision of US$7 million primarily related to the mothballing of PM4 at Tugela.

Finance costs of US$42 million were lower than the equivalent quarter last year of US$54 million following the refinancing completed over the past year and the reduction in gross debt.

Earnings per share for the quarter was 3 US cents compared with 9 US cents in the equivalent quarter last year.

Cash flow and debt

Net cash utilised in operating and investing activities for the quarter was US$102 million, an improvement compared with the US$111 million utilised in the equivalent quarter last year. This cash outflow for the quarter was mainly as a result of a seasonal increase in working capital, which typically increases at the end of the first financial quarter as a result of the seasonal slowdown in deliveries in the second half of December. Capital expenditure in the quarter increased to US$97 million compared to US$75 million a year ago, reflecting the continued expenditure on the dissolving wood pulp projects.

Net debt of US$2,095 million is down from US$2,175 million in December 2011, but up from US$1,979 million in the quarter ended September 2012 as a result of the seasonal increase in cash utilisation.

Liquidity remains strong with cash and cash equivalents of US$504 million and the €350 million (US$463 million) available from the undrawn committed revolving credit facility at quarter-end. During December 2012, we finalised a committed revolving credit facility in South Africa of US$118 million, of which US$65 million was undrawn at the end of December 2012.

Operating Review for the Quarter

Europe

	Quarter ended Dec 2012 US$ million	Quarter ended Sept 2012 US$ million	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million
Sales	799	826	795	883	846
Operating profit	18	87	4	53	34
Operating profit to sales (%)	2.3	10.5	0.5	6.0	4.0
Special items – losses (gains)	3	(42)	6	(4)	(5)
Operating profit excluding special items	21	45	10	49	29
Operating profit excluding special items to sales (%)	2.6	5.4	1.3	5.5	3.4

Market conditions in the European paper business continued to be challenging, and deteriorated during the quarter. The business achieved sales volumes for the quarter equal to the equivalent quarter in the prior year, despite industry volumes that were depressed year-on-year, in the case of mechanical coated paper by as much as 7%. During the quarter we experienced strong downward pressure on pricing for all graphic paper grades, and average graphic paper sales prices were 2% lower than in the equivalent quarter last year.

Our European business maintained a strong focus on cost containment and variable costs remain 2% below those of the equivalent quarter last year.

The coated specialities business continues to perform well, with increased sales volumes and stable to increasing price movements compared with the equivalent quarter last year.

North America

	Quarter ended Dec 2012 US$ million	Quarter ended Sept 2012 US$ million	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million
Sales	346	377	360	349	352
Operating profit	16	40	13	24	10
Operating profit to sales (%)	4.6	10.6	3.6	6.9	2.8
Special items – losses	2	2	5	–	–
Operating profit excluding special items	18	42	18	24	10
Operating profit excluding special items to sales (%)	5.2	11.1	5.0	6.9	2.8

The performance of our North American coated paper business was good, with increased sales volumes partially offset by 3% lower average sales prices when compared to the equivalent quarter last year.

The pulp business continued to be negatively impacted by pulp prices that are 5% lower than the equivalent quarter last year, and 3% lower than the prior quarter. Sales volumes were also lower than in both comparative periods, due in part to a planned increase in pulp inventories at the Cloquet mill ahead of the conversion to dissolving wood pulp. The conversion of the Cloquet pulp mill from hardwood kraft pulp to dissolving wood pulp continues on schedule for an expected start-up in the third financial quarter of 2013.

Release paper sales volumes were markedly higher than in both the equivalent quarter last year, and the prior quarter. Average sales prices, whilst stable compared to the prior quarter were below those of the equivalent quarter last year.

Variable costs remained well controlled, with nearly all categories of input costs lower than in the equivalent quarter last year, resulting in total variable costs per ton being 4% lower than in the equivalent quarter last year.

Sappi Southern Africa

	Quarter ended Dec 2012 US$ million	Quarter ended Sept 2012 US$ million	Quarter ended Jun 2012 US$ million	Quarter ended Mar 2012 US$ million	Quarter ended Dec 2011 US$ million
Sales	330	382	389	401	387
Operating profit	33	30	16	44	63
Operating profit to sales (%)	10.0	7.9	4.1	11.0	16.3
Special items (gains) losses	(2)	3	15	9	(2)
Operating profit excluding special items	31	33	31	53	61
Operating profit excluding special items to sales (%)	9.4	8.6	8.0	13.2	15.8

The Southern African business showed a similar result compared to the prior quarter despite the impact of the three-week road transport strike which spilled over into this quarter. Compared with the equivalent quarter last year however, the operating result was weaker due to lower sales volumes, lower average prices in the Specialised Cellulose business and higher variable costs.

The Specialised Cellulose business sold 175kt of dissolving wood pulp during the quarter, similar to the equivalent quarter last year, but less than the volume sold in the prior quarter due to shipping and production schedules. Average sales prices, which are linked to NBSK pulp, were 12% lower than in the equivalent quarter last year, and similar to those achieved in the prior quarter.

The Southern African paper business further improved its performance, compared both to the equivalent quarter last year and the prior quarter. While sales volumes were lower predominantly due to the restructuring of the business and resultant machine closures, sales prices were higher for both local and export sales.

Input costs increased, particularly purchased wood and pulp, as a result of the weaker Rand/US Dollar exchange rate.

Directorate

Professor Meyer Feldberg, our lead independent director, retired from the board at the end of December 2012 having reached the board's mandatory retirement age. Sir Nigel Rudd who has served as a non-executive director for more than six years succeeded Professor Feldberg as lead independent director.

Outlook

Financial year 2013 is an important transitional year for the group as we expand our Specialised Cellulose business and continue to optimise our paper businesses.

Market conditions for the paper business, particularly in Europe, are expected to remain challenging for the remainder of the fiscal year, particularly with regards to pricing and input costs. Pulp prices, a major input cost for our European business in particular, have increased since the end of the quarter. Conversely, paper pulp and dissolving wood pulp sales from our North American and Southern African operations should benefit from these higher pulp prices. Overall the group benefits from higher pulp prices as a result of the higher margins in the North American and Southern African businesses.

Price increases were announced for coated woodfree paper in Europe effective from 01 January 2013. The impact of these increases is expected to be gradually felt over the coming months and be fully in place during the course of the third financial quarter. Prices for coated mechanical paper decreased in January, and will not recover before July.

The Specialised Cellulose business continues to sell all available production volumes. The Specialised Cellulose expansion projects at both the Ngodwana and Cloquet mills proceed on plan for start-up in our third financial quarter. The Ngodwana mill will take an extended planned annual maintenance shut during the second financial quarter due to the conversion project. We expect that this will negatively impact the quarter operating profit by approximately US$20 million.

As previously indicated, as a result of the capex spend on the dissolving wood pulp projects, we expect net debt to increase from the September 2012 level during the 2013 fiscal year and to reduce again post the completion of the projects.

Given prevailing market conditions, we expect the second quarter operating profit excluding special items to be below that of the first quarter for the reasons described above. However, we expect the operating profit in the second half of the financial year to be stronger than in the first half.

On behalf of the board

R J Boëttger   S R Binnie
Director   **Director**   06 February 2013

Condensed group income statement

	Note	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
Sales		1,475	1,585
Cost of sales		1,301	1,377
Gross profit		174	208
Selling, general and administrative expenses		95	105
Other operating expenses (income)		10	(4)
Share of profit from associates and joint ventures		(1)	–
Operating profit	2	70	107
Net finance costs		42	54
Net interest		41	56
Net foreign exchange loss (gain)		1	(1)
Net fair value gain on financial instruments		–	(1)
Profit before taxation		28	53
Taxation		11	8
Current		3	(1)
Deferred		8	9
Profit for the period		17	45
Basic earnings per share (US cents)		3	9
Weighted average number of shares in issue (millions)		520.9	520.5
Diluted earnings per share (US cents)		3	9
Weighted average number of shares on fully diluted basis (millions)		522.2	524.5

Condensed group statement of comprehensive income

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
Profit for the period	17	45
Other comprehensive loss, net of tax	(33)	(11)
Exchange differences on translation of foreign operations	(24)	2
Movements in hedging reserves	(9)	(14)
Deferred tax effect of above items	–	1
Total comprehensive (loss) income for the period	(16)	34

Condensed group balance sheet

	Dec 2012 US$ million	Sept 2012 US$ million
ASSETS		
Non-current assets	**4,024**	3,990
Property, plant and equipment	**3,192**	3,157
Plantations	**553**	555
Deferred taxation	**152**	154
Other non-current assets	**127**	124
Current assets	**2,085**	2,178
Inventories	**809**	726
Trade and other receivables	**772**	807
Cash and cash equivalents	**504**	645
Total assets	**6,109**	6,168
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,513**	1,525
Non-current liabilities	**3,302**	3,328
Interest-bearing borrowings	**2,293**	2,358
Deferred taxation	**321**	319
Other non-current liabilities	**688**	651
Current liabilities	**1,294**	1,315
Interest-bearing borrowings	**299**	261
Bank overdraft	**7**	5
Other current liabilities	**969**	1,023
Taxation payable	**19**	26
Total equity and liabilities	**6,109**	6,168
Number of shares in issue at balance sheet date (millions)	**521.5**	520.8

Condensed group statement of cash flows

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
Profit for the period	**17**	45
Adjustment for:		
Depreciation, fellings and amortisation	**106**	113
Taxation	**11**	8
Net finance costs	**42**	54
Defined post-employment benefits paid	**(15)**	(11)
Plantation fair value adjustments	**(26)**	(24)
Net restructuring provisions	**7**	–
Other non-cash items	**8**	10
Cash generated from operations	**150**	195
Movement in working capital	**(130)**	(166)
Net finance costs paid	**(59)**	(64)
Taxation paid	**(10)**	(5)
Cash utilised in operating activities	**(49)**	(40)
Cash utilised in investing activities	**(53)**	(71)
Net cash utilised in operating and investing activities	**(102)**	(111)
Cash effects of financing activities	**(46)**	(117)
Net movement in cash and cash equivalents	**(148)**	(228)

Condensed group statement of changes in equity

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
Balance – beginning of period	**1,525**	1,478
Total comprehensive (loss) income for the period	**(16)**	34
Transfers from the share purchase trust	**3**	2
Transfers of vested share options	**(3)**	(2)
Share-based payment reserve	**4**	4
Balance – end of period	**1,513**	1,516

Notes to the condensed group results

sappi

1. Basis of preparation

The condensed consolidated interim financial results for the three months ended December 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 *Interim Financial Reporting.* The accounting policies applied in the preparation of these interim financial results are consistent with those applied for the year ended September 2012.

The preparation of this condensed consolidated financial information was supervised by the Chief Financial Officer, S R Binnie CA(SA).

These results are unaudited.

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
2. Operating profit		
Included in operating profit are the following non-cash items:		
Depreciation and amortisation	**89**	94
Fair value adjustment on plantations (included in cost of sales)		
Changes in volume		
Fellings	**17**	19
Growth	**(18)**	(21)
	(1)	(2)
Plantation price fair value adjustment	**(8)**	(3)
	(9)	(5)
Included in other operating expenses (income) are the following:		
Profit on disposal of property, plant and equipment	**–**	(5)
Net restructuring provisions	**7**	–
Black Economic Empowerment charge	**1**	1
3. Headline earnings per share		
Headline earnings per share (US cents)	**3**	8
Weighted average number of shares in issue (millions)	**520.9**	520.5
Diluted headline earnings per share (US cents)	**3**	8
Weighted average number of shares on fully diluted basis (millions)	**522.2**	524.5
Calculation of headline earnings		
Profit for the period	**17**	45
Profit on disposal of property, plant and equipment	**–**	(5)
Tax effect of above items	**–**	–
Headline earnings	**17**	40
4. Capital expenditure		
Property, plant and equipment	**110**	76

	Dec 2012 US$ million	Sept 2012 US$ million
5. Capital commitments		
Contracted	266	267
Approved but not contracted	312	244
	578	511
6. Contingent liabilities		
Guarantees and suretyships	35	31
Other contingent liabilities	10	10
	45	41

7. **Material balance sheet movements**

Cash and cash equivalents, interest-bearing borrowing and inventories

Inventory increased as a result of a conscious decision to increase stock holding in anticipation of the dissolving wood pulp conversion projects. The decrease in trade and other receivables is mainly attributable to the receipt of US$42 million on the sale of the previously equity accounted 34% shareholding in Jiangxi Chenming Paper Company. Cash and cash equivalents decreased as a result of the redemption of the remaining €31 million (US$42 million) of its senior secured notes due 2014, cash capital expenditure of US$97 million, proceeds on sales of investment as described above and reduction in other current liabilities of US$54 million due to seasonal changes.

8. **Post balance sheet events**

Following the closure of its Usutu Mill in the 2010 financial year, Sappi Southern Africa has signed an agreement to sell its villages situated around the mill for US$11 million that have a book value of US$0.3 million. The sale is subject to the provision of guarantees by the buyer and the registration of the transfer of the properties in the name of the buyer.

9. **Segment information**

		Quarter ended Dec 2012 Metric tons (000's)	Quarter ended Dec 2011 Metric tons (000's)
Sales volume			
Sappi Fine Paper North America		334	339
Sappi Fine Paper Europe		849	849
Sappi Southern Africa –	Pulp and paper	380	400
	Forestry	284	241
Total		1,847	1,829

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
Sales		
Sappi Fine Paper North America	**346**	352
Sappi Fine Paper Europe	**799**	846
Sappi Southern Africa – Pulp and paper	**310**	368
Forestry	**20**	19
Total	**1,475**	1,585
Operating profit excluding special items		
Sappi Fine Paper North America	**18**	10
Sappi Fine Paper Europe	**21**	29
Sappi Southern Africa	**31**	61
Unallocated and eliminations[1]	**3**	–
Total	**73**	100
Special items – losses (gains)		
Sappi Fine Paper North America	**2**	–
Sappi Fine Paper Europe	**3**	(5)
Sappi Southern Africa	**(2)**	(2)
Unallocated and eliminations[1]	**–**	–
Total	**3**	(7)
Segment operating profit		
Sappi Fine Paper North America	**16**	10
Sappi Fine Paper Europe	**18**	34
Sappi Southern Africa	**33**	63
Unallocated and eliminations[1]	**3**	–
Total	**70**	107
EBITDA excluding special items		
Sappi Fine Paper North America	**37**	29
Sappi Fine Paper Europe	**70**	81
Sappi Southern Africa	**52**	84
Unallocated and eliminations[1]	**3**	–
Total	**162**	194
Segment assets		
Sappi Fine Paper North America	**913**	29
Sappi Fine Paper North Europe	**1,847**	1,908
Sappi Southern Africa	**1,708**	1,663
Unallocated and eliminations[1]	**(3)**	65
Total	**4,465**	4,465

(1) Includes the group's treasury operations and the self-insurance captive.

Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit and profit for the period[(1)]

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure.

	Quarter ended Dec 2012 US$ million	Quarter ended Dec 2011 US$ million
EBITDA excluding special items	162	194
Depreciation and amortisation	(89)	(94)
Operating profit excluding special items	73	100
Special items – (losses) gains	(3)	7
Plantation price fair value adjustment	8	3
Net restructuring provisions	(7)	–
Profit on disposal of property, plant and equipment	–	5
Black Economic Empowerment charge	(1)	(1)
Fire, flood, storm and related events	(3)	–
Segment operating profit	70	107
Net finance costs	(42)	(54)
Profit before taxation	28	53
Taxation	(11)	(8)
Profit for the period	17	45
Reconciliation of segment assets to total assets		
Segment assets	4,465	4,537
Deferred taxation	152	43
Cash and cash equivalents	504	401
Other current liabilities	969	974
Taxation payable	19	14
Total assets	6,109	5,969

(1) In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled both operating profit excluding special items and EBITDA excluding special items to profit for the period, rather than operating profit.

We use operating profit excluding special items and EBITDA excluding special items as internal measures of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit excluding special items and EBITDA excluding special items are used as measures by the group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit excluding special items and EBITDA excluding special items are useful measures of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit excluding special items, EBITDA excluding special items and other similar measures are regularly used by the investment community as a means of comparison of companies in our industry.

Different companies and analysts may calculate operating profit excluding special items and EBITDA excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit excluding special items and EBITDA excluding special items are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS

Supplemental information

Reconciliation of net debt to interest-bearing borrowings

	Dec 2012 US$ million	Sept 2012 US$ million
Interest-bearing borrowings	2,599	2,624
Non-current interest-bearing borrowings	2,293	2,358
Current interest-bearing borrowings	299	261
Bank overdraft	7	5
Cash and cash equivalents	(504)	(645)
Net debt	2,095	1,979

Exchange rates

	Dec 2012	Sept 2012	Jun 2012	Mar 2012	Dec 2011
Exchange rates:					
Period end rate: US$1 = ZAR	8.4851	8.3096	8.1650	7.6725	8.0862
Average rate for the Quarter: US$1 = ZAR	8.6975	8.2567	8.1229	7.7511	8.0915
Average rate for the YTD: US$1 = ZAR	8.6975	8.0531	7.9885	7.9237	8.0915
Period end rate: €1 = US$	1.3217	1.2859	1.2660	1.3344	1.2948
Average rate for the Quarter: €1 = US$	1.2970	1.2514	1.2838	1.3116	1.3482
Average rate for the YTD: €1 = US$	1.2970	1.2988	1.3145	1.3299	1.3482

Sappi ordinary shares (JSE:SAP)



US Dollar share price conversion



sappi

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
NYSE Code: SPP

Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

South Africa:

Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

www.sappi.com

sappi

Inspired by life

ince

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2013

SAPPI LIMITED,

By: /s/ S.R. Binnie

Name: S.R. Binnie
Title: Chief Financial Officer